Exhibit 99.1

Cellectis and Lonza Enter cGMP Manufacturing Service Agreement for Cellectis’ Allogeneic UCART Product Candidates

  Agreement covers manufacturing of clinical supply for Cellectis’ UCART pipeline
  Manufacturing to take place at Lonza’s GMP site in Geleen, Netherlands

BASEL, Switzerland & NEW YORK--(BUSINESS WIRE)--October 1, 2019--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Euronext Growth: ALCLS – Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on allogeneic gene-edited CAR T-cells (UCART), and Lonza (SWX: LONN), announced today that the companies have entered into a manufacturing service agreement covering clinical manufacturing of Cellectis’ allogeneic UCART product candidates targeting hematological malignancies. Lonza is in charge of implementing Cellectis’ manufacturing processes as per current Good Manufacturing Practices (cGMP) in a way that meets the highest quality and safety standards outlined by the FDA. The manufacturing will take place at Lonza's GMP facility in Geleen, Netherlands.

William Monteith, Executive Vice President, Technical Operations, Cellectis:

“Working with Lonza, a world-class solutions provider with deep experience in the biotech and pharma industries increases our global capabilities and allows Cellectis to further strengthen its manufacturing expertise. This agreement not only bolsters our product supply for clinical trials, but it ensures that we are producing first-rate product candidates so that we can potentially deliver new hope to patients living with certain blood cancers.”

Alberto Santagostino, Senior Vice President, Head of Cell & Gene Technologies, Lonza:

“Early-stage innovators with great science, like Cellectis, can find an ideal partner in Lonza as we bring great value in technical development and manufacturing, industrializing processes and enabling the journey to commercialization. We will draw on the experience at our cell and gene therapy center of excellence in the Netherlands, ideally equipped to support Cellectis in bringing their promising pipeline of allogeneic CAR-T therapies to people around the world in need of life-saving products.”

Lonza's supply will complement Cellectis' ongoing collaboration and in-house manufacturing sites, IMPACT and SMART, which are currently under construction.

The manufacturing process of Cellectis’ allogeneic CAR T-cell product line, Universal CARTs or UCARTs, yields frozen, off-the-shelf, non-alloreactive engineered CAR T-cells. UCARTs are intended to be readily available CAR T-cells for a large patient population. Their production is industrialized with defined pharmaceutical release criteria.

About Lonza

Lonza is an integrated solutions provider that creates value along the Healthcare Continuum®. Through our Pharma Biotech & Nutrition segment and our Specialty Ingredients segment businesses, we harness science and technology to serve markets along this continuum. We focus on creating a healthy environment, promoting a healthier lifestyle and preventing illness through consumers' preventive healthcare, as well as improving patient healthcare by supporting our customers to deliver innovative medicines that help treat or even cure severe diseases.

Patients and consumers benefit from our ability to transfer our pharma know-how to the healthcare, hygiene and fast-moving consumer goods environment and to the preservation and protection of the world where we live.

Founded in 1897 in the Swiss Alps, Lonza today is a well-respected global company with more than 100 sites and offices and approximately 15,500 full-time employees worldwide at the end of 2018. The company generated sales of CHF 5.5 billion in 2018 with a CORE EBITDA of CHF 1.5 billion. Further information can be found at www.lonza.com.

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 19 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its proprietary gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL), multiple myeloma (MM), Hodgkin lymphoma (HL) and non-Hodgkin lymphoma (NHL).

Cellectis headquarters are in Paris, France, with additional locations in New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

Additional Information and Disclaimer

Lonza Group Ltd has its headquarters in Basel, Switzerland, and is listed on the SIX Swiss Exchange. It has a secondary listing on the Singapore Exchange Securities Trading Limited (“SGX-ST”). Lonza Group Ltd is not subject to the SGX-ST’s continuing listing requirements but remains subject to Rules 217 and 751 of the SGX-ST Listing Manual.

Certain matters discussed in this news release may constitute forward-looking statements. These statements are based on current expectations and estimates of Lonza Group Ltd, although Lonza Group Ltd can give no assurance that these expectations and estimates will be achieved. Investors are cautioned that all forward-looking statements involve risks and uncertainty and are qualified in their entirety. The actual results may differ materially in the future from the forward-looking statements included in this news release due to various factors. Furthermore, except as otherwise required by law, Lonza Group Ltd disclaims any intention or obligation to update the statements contained in this news release.

Cellectis disclaimer

This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2018 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Lonza

Dr. Kristin Koehler
Investor Relations
Lonza Group Ltd
Tel +41 61 316 8782
kristin.koehler@lonza.com

Dr. Sanna Fowler
Head of External Communications
Lonza Group Ltd
Tel +41 61 316 8929
sanna.fowler@lonza.com

Cellectis

Jennifer Moore
Vice President of Communications
Cellectis
Tel +1 917 580 1088
media@cellectis.com

Caitlin Kasunich
KCSA Strategic Communications
Tel +1 212 896 1241
cksunich@kcsa.com

Simon Harnest
Vice President of Corporate Strategy and Finance
Cellectis
Tel +1 646 385 9008
simon.harnest@cellectis.com